October 31, 2013

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Office of Mergers and Acquisitions

Attn: Perry J. Hindin, Special Counsel

Gabriel Eckstein

Re:	Marlborough Software Development Holdings, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed October 16, 2013

File No. 000-54620

Amendment No. 2 to Schedule 13E-3

Filed October 16, 2013

File No. 005-86801

Dear Mr. Hindin:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 28, 2013 (the “Comment Letter”) relating to the Revised Preliminary Proxy Statement on Schedule 14A filed September October 16, 2013 (the “Proxy Statement”), the Amendment No. 2 to Schedule 13E-3 filed October 16, 2013 of Marlborough Software Development Holdings Inc. (the “Company” or “MSDH”). In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Proxy Statement.

Schedule 13E-3

1.	You state in your response to prior comment 17 that Groton provided an oral presentation. Please note that an oral presentation is considered a report under Item 1015 of Regulation M-A. Revise the disclosure under Item 9 so that it is consistent with your response.

Response:	In response to this comment we have revised our disclosure under Item 9 (a) and cross referenced expanded disclosure which we are making in response to your comment number 5 as follows:

“The information set forth under the caption “Special Factors-Background of the Merger” in the Proxy Statement is incorporated herein by reference. The information under this caption discloses certain oral discussions between Groton Securities and the Company’s Strategic Committee as well as certain advice provided to the Company’s Strategic Committee by Groton Securities.”

Marlborough Software Development Holdings Inc.

October 31, 2013

Preliminary Proxy Statement on Schedule 14A

Special Factors

Background of the Merger, page 17

2.	Please further clarify your revision in response to prior comment 9. In the third paragraph on page 18, you disclose that there were thirteen prospective purchasers and that five had declined to make offers. Of the remaining eight, five were in active discussions with both Groton and Mr. Romik and two were in discussions solely with Mr. Romik. It is unclear how the negotiations proceeded, if at all, with the remaining prospective purchaser.

Response:	We have expanded the discussion on Page 18 of the Proxy Statement concerning the discussion on January 10, 2013 to include the following:

“Of the remaining eight prospects, one prospect indicated they were not yet prepared to make a decision on whether to proceed to make a proposal and subsequently failed to generate interest within their management and declined to proceed with a proposal.”

3.	You state in the third paragraph on page 18 that two of the five active purchasers with Groton and Mr. Romik and one of the two active purchasers with Mr. Romik were viewed as being the most interested in completing a transaction. In the following paragraphs, you appear to discuss only two of these three purchasers—Company A and Company B. Please expand to provide disclosure of the discussions with the remaining purchaser.

Response:	We have modified the discussion on Page 18 of the Proxy Statement for the discussion on January 10, 2013 to include the following:

“The second prospective purchaser which engaged in discussions with Groton Securities and Mr. Romik concluded not to make a proposal, leaving only Company A and Company B in active discussions.”

4.	We note your response to prior comment 12. Given the existence of an agreement with Company A that was effective through July 31, 2013, please clarify what communications, if any, took place with Company A from July 8, 2013, when you determined that you would not be able to satisfy the pre-signing conditions, to August 20, 2013, when you notified Company A that you were terminating further negotiations.

Response:	Please note that the committee did not determine at this time that MSDH could not satisfy the pre-signing conditions, rather it believed that timely doing so was uncertain and this uncertainty presented a substantial risk. The determination was not made until subsequent discussions with Company A had occurred, as we have added in our response to your comment number 5 below. During this period Company A asked for updates on MSHD’s progress in satisfying the pre-signing conditions and we informed them we had not made substantive progress on satisfying the conditions and they continued to say they would not move forward. In addition to the disclosure added in response to your comment number 5, we have modified the language on Page 19 for July 8, 2013 to clarify our meaning as follows:

Marlborough Software Development Holdings Inc.

October 31, 2013

“After discussion, the committee believed that there was a risk that we would not be able to timely satisfy the pre-signing conditions included in Company A’s proposal or agree to satisfactory alternatives to those conditions, and impressed upon Groton Securities the importance of finding a viable alternative to Company A.”

5.	In the penultimate full paragraph on page 20, you do not appear to provide a reasonably detailed description of the oral presentation, as requested in our prior comment 17. You also refer to such a presentation as “oral advice.” Please further revise to provide a reasonably detailed description as required by Item 1015(b)(6) of Regulation M-A. Also, clarify what you mean by “formal report” in the fourth bullet point on page 24 and how that differs from a report under Item 1015.

Response:	We have modified the disclosure on page 21 to include a reasonably detailed description of the discussions between Groton Securities and the Strategic Committee, as follows:

“In the context of these discussions, Groton Securities advised the board on the status of the separate discussions with Company A and Merger SPV and during this time period had various discussions with management and the Strategic Committee regarding the terms and conditions of the proposals made by these two interested parties and advised on possible alternative terms and conditions, as well as on the proposed changes occurring in discussions with these two parties. In particular, Groton Securities provided the Strategic Committee with updates on discussions concerning the pre-signing conditions stipulated by Company A and MSDH’s efforts to seek to satisfy these conditions and discussed alternatives to those conditions, some of which they presented to Company A. Groton Securities also continued to participate in discussions with Merger SPV and discussed with the Strategic Committee the status of continuing negotiations with that prospect. Groton Securities advised the Strategic Committee that, given the financial condition of the Company, and in the absence of being able to satisfy the pre-signing conditions with Company A, it should work towards concluding the process to reach a definitive transaction agreement with Merger SPV. Groton Securities informed the Strategic Committee that Company A, to date, was not receptive to either waiving certain pre-signing conditions which MSDH was having difficulty satisfying or negotiating acceptable alternatives to the pre-signing conditions and that Company A was in fact not negotiating further until those conditions were met. Groton Securities advised the Strategic Committee that since these two options were the only viable strategic options remaining and it would be advisable for MSDH to attempt to restructure the deal with Company A and/or to seek to enter into a definitive merger agreement with Merger SPV. The Strategic Committee informed Groton Securities that it believed certain transaction parameters needed to be satisfied in order to make it likely that shareholder approval would be obtained for the proposed transaction with Company A and that the pre-signing conditions required by Company A would prevent that transaction from moving forward with shareholder approval. Thus, the Strategic Committee concluded that the proposed merger with Merger SPV was the only currently actionable option that provided a likelihood of a completed transaction with a payment of value to MSDH’s shareholders.”

We have modified the language on the second bullet point on page 25 to read:

“we did not retain any third party to prepare a written report, opinion, or appraisal on or of the Merger transaction.”

Marlborough Software Development Holdings Inc.

October 31, 2013

Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors

Reasons for undertaking the Going Private Transaction at this Time, page 21

6.	Regarding your revision in response to prior comment 6 to provide the information under Item 1004(e) of Regulation M-A, please note that all filing persons are required to provide the disclosure. Your definition of “we” on page 1 includes only Marlborough Software and not the other filing persons. Revise accordingly. In addition, revise Item 4 of the Schedule 13E-3 to reflect the added disclosure.

Response:	We have modified the disclosure on Page 22 to include the language that:

“Neither MSDH nor any of Merger SPV, its executive officers, directors and stockholders (together the “Merger SPV Group”) has granted any unaffiliated security holders access to its corporate files, nor have they granted them rights to obtain counsel or appraisal services at their expense. Pursuant to the Merger Agreement, Merger SPV has access to the corporate files of MSDH.”

Recommendation of the Strategic Committee, page 22

7.	We note your response and revisions in response to prior comment 18. Please expand your discussion in the antepenultimate bullet point on page 22 to disclose in greater detail how historical market prices were considered. Refer to Item 1014(b) of Regulation M-A.

Response:	We have revised the disclosure to the second bullet point of material factors considered by the Strategic Committee in approving the Merger Agreement on page 23 and in the second bullet point of certain negative factors considered by the Strategic Committee on page 24 to include the following language:

“Given the low trading volume and high volatility of the historical market prices of the MSDH Common Stock, this factor was not considered to be significant;”

8.	In addition, refer to the second to last sentence of our prior comment 18. Please revise the disclosure to provide the information requested in the prior comment. Alternatively, please revise the disclosure on page 28 in the first paragraph below the caption “Position of Merger SPV Group as to the Merger” to indicate that the Merger SPV Group has expressly adopted the analyses and conclusions of the Strategic Committee found on pages 22 through 24. See Question No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response:	We have revised the disclosure on Page 29 to include the following language:

“Merger SPV Group has reviewed and adopted the analysis and conclusions of the Strategic Committee set forth under the heading “Recommendation of the Strategic Committee” on pages 23 through 25.”

Marlborough Software Development Holdings Inc.

October 31, 2013

Security Ownership of Certain Beneficial Owners and Management, page 65

9.	Please disclose by footnote or otherwise that the ownership of Altshuler Shaham and Mr. Kaminski may change pursuant to a letter agreement that would become effective upon consummation of the Merger. In this regard, we note your added disclosure in the last paragraph on page 69 and elsewhere.

Response:	We have revised footnotes 4 and 9 to the disclosure for security ownership of Certain Beneficial owners and management for the Altshuler Shaham Group and Amos Kaminski, respectively, to include the following language on pages 67 and 68, respectively:

“A letter agreement entered into on August 18, 2013 with Merger SPV provided for the amendment of these warrants to increase the maximum number of shares of Common Stock that may be purchased under such warrants from 1,492,535 shares to 3,999,994 shares and to decrease the exercise price of the warrants from $0.67 per share to $0.25 per share. Such amendment shall become effective only upon consummation of the Merger.”

On behalf of the Company, the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement on Schedule 14A filing;

•	the Company and other filing persons are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 filing;

•	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-520-8400 if you have any additional comments or questions concerning the above-captioned filings.

Sincerely,

/s/ James P. Dore

James P. Dore

Secretary

Marlborough Software Development Holdings, Inc.

500 Nickerson Road

Marlborough, MA 01752

cc:

Gregory L. White, Esq.

Seyfarth Shaw LLP